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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

      Certification and Notice of Termination of Registration Under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
                 File Reports Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934


                        Commission File Number: 000-22821

                            PRECISE TECHNOLOGY, INC.
                     (ORIGINALLY INCORPORATED UNDER THE NAME
                           KDI AUTO-TROL CORPORATION)
             (Exact name of registrant as specified in its charter)

                              501 Mosside Boulevard
                         North Versailles, PA 15137-2553
                                 (412) 823-2100
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    11 1/8% Senior Subordinated Notes Due 2007
            (Title of each class of securities covered by this Form)

                                      None
          (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)      [ ]
            Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)       [ ]
            Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)      [ ]
            Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6                [ ]
            Rule 12h-3(b)(1)(i)       [X]

Approximate number of holders of record as of the certification or notice date:
                                                                            One.



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Pursuant to the requirements of the Securities Exchange Act of 1934, Precise
Technology Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               PRECISE TECHNOLOGY, INC.
                               (ORIGINALLY INCORPORATED UNDER
                               THE NAME KDI AUTO-TROL CORPORATION)



DATE:  June 30, 2000           By: /s/Gregory R. Conley
                                  ----------------------------------------------
                                     Gregory R. Conley
                                     Vice President and Chief Financial Officer

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